SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of February, 2020

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.

(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.

(Translation of Registrant's name into English)

Avenida João Cabral de Melo Neto, nº 850, Torre Norte, 12º andar – Sala 1212,
Barra da Tijuca - Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TIM PARTICIPAÇÕES S.A.

Publicly-Held Company

CNPJ/ME 02.558.115/0001-21

NIRE 33.300.276.963

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON FEBRUARY 11th, 2020

DATE, TIME AND PLACE: February 11th, 2020, at 12.30 p.m., at the head office of TIM Participações S.A. (“Company”), domiciled at Avenida João Cabral de Mello Neto, 850, Torre Norte, 12° floor, room 1212, Barra da Tijuca, in the city and State of Rio de Janeiro.

PRESENCE: The Board of Directors’ Meeting of the Company was held at the date, time and place mentioned above, with the presence of Messrs. Nicandro Durante, Carlo Nardello, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves and Pietro Labriola, either in person or by means of audio or videoconference, as provided in paragraph 2nd, Article 25 of the Company’s By-laws. Justified absence of Messrs. Elisabetta Romano and Agostino Nuzzolo. It is registered the presence of Mr. Walmir Kesseli, Chairman of the Fiscal Council, during the discussions of items (3) to (5), in accordance with the applicable legislation.

BOARD: Mr. Nicandro Durante - Chairman; and Mr. Jaques Horn – Secretary.

AGENDA: (1) To acknowledge on the activities carried out by the Statutory Audit Committee; (2) To acknowledge on the activities carried out by the Control and Risks Committee; (3) To analyze the financial statements of the Company, the respective explanatory notes, as well as the Management Report, all related to the fiscal year ended on December 31st, 2019, and to resolve on their submission to the Annual Shareholders’ Meeting of the Company; (4) To analyze the Management’s Proposal for the allocation of the results related to the year of 2019 and the dividend distribution by the Company, for submission to the Annual Shareholders’ Meeting of the Company; (5) To resolve on the proposal to use deferred income tax and social contribution on profit (ICVM nº 371); (6) Presentation on the Brazilian General Data Protection Law (LGPD); (7) To acknowledge on the Company’s Climate Survey; and (8) To resolve on the composition of the Board of Directors of the Company and appointment to the management of the subsidiary of the Company, TIM S.A.

RESOLUTIONS: Upon the review of the material presented and filed at the Company’s head office, and based on the information provided and discussions of the subjects included on the Agenda, the Board Members, unanimously by those present and with the abstention of the legally restricted, decided to register the discussions as follows:

CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

FEBRUARY 11th, 2020

As per the Board of Directors Chairman’s request, Mr. Nicandro Durante, the meeting began with the discussion of item (8) of the Agenda, and it was reported the receipt of the resignation letter presented by Mr. Raimondo Zizza, on January 16th, 2020, effective as of February 1st, 2020, to his positions as Board Member and Control and Risks Committee Member (“CCR”) of the Company, and member of the Board of Directors of the subsidiary of the Company, TIM S.A. The Board members thanked Mr. Raimondo Zizza for his commitment and dedication in the performance of his duties throughout his mandates.

Due to the resignations previously presented by Messrs. Piergiorgio Peluso, on November 28 th, 2019, and Raimondo Zizza, on January 16th, 2020, the Board members resolved, unanimously, to appoint Mrs. Sabrina di Bartolomeo, Italian, married, bachelor in Economics, bearer of the Italian passport Nr. YB0556281, valid through January 9th, 2027, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy, and Mr. Carlo Filangieri, Italian, married, bachelor in Electronic Engineering, bearer of the Italian passport Nr. YA5952696, valid through May 15th, 2024, domiciled in Corso d’Italia 41, 00198, City of Rome, Italy, as members of this Board of Directors, ad referendum of the next Annual and Extraordinary Shareholders’ Meeting of the Company, pursuant to the provisions of Article 150 of Law Nr. 6,404/1976 and Article 20, paragraph 2 of the Company's By-laws. The terms of investiture, other statements and documents were presented in accordance with the applicable legislation.

In view of the above, the Board of Directors shall have the following composition: Messrs. Nicandro Durante, Agostino Nuzzolo, Carlo Filangieri, Carlo Nardello, Elisabetta Romano, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Pietro Labriola and Sabrina di Bartolomeo, all with mandate until the Annual Shareholders’ Meeting of the Company to be held in the year of 2021.

The Board Members also elected Mr. Carlo Filangieri and Mrs. Sabrina di Bartolomeo as members of the Control and Risks Committee which shall have the following composition: Messrs. Agostino Nuzzolo, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Carlo Filangieri and Sabrina di Bartolomeo.

In accordance with Article 22, item XXIV of the Company’s By-laws, due to the resignation presented by Mr. Raimondo Zizza, the Board members indicated Mrs. Sabrina di Bartolomeo to occupy the position of member of the Board of Directors of the subsidiary of the Company, TIM S.A.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

FEBRUARY 11th, 2020

Lastly, the Board Members herein elected, Messrs. Carlo Filangieri and Sabrina di Bartolomeo, requested that their abstention in voting on the items of the Agenda be registered in the minutes.

(1) Acknowledged on the activities carried out by the Statutory Audit Committee (“CAE”) at its meetings held on January 30th, February 10th and February, 2020, including the CAE’s concise Annual Report, approved on February 10th, 2020, related to the activities carried out throughout the year of 2019, which shall follow the Company’s Financial Statements, dated as of December 31st, 2019, as per Mr. Gesner José de Oliveira Filho’s report, Coordinator of the CAE.

(2) Acknowledged on the absence of meetings held by the Control and Risks Committee (“CCR”), since the last report made by Mr. Herculano Aníbal Alves, Chairman of the CCR.

(3) Analyzed the Management’s Report and the Company’s Individual and Consolidated Financial Statements Proposal, dated as of December 31st, 2019, based on the information provided by the Company’s Management and on the material presented. The Board members considered the favorable opinion of: (i) the Fiscal Council; (ii) the CAE; and (iii) Ernst & Young Auditores Independentes S/S (“EY”) that, in the course of their work, verified the appropriateness of such documents, stating that they properly reflect, in all material aspects, the Company and its subsidiary’s financial and equity position. The Board members, as it follows, approved the submission of the Management’s Report and the Company’s Individual and Consolidated Financial Statement Proposal, dated as of December 31st, 2019, to the Company’s Annual and Extraordinary Shareholders’ Meeting, to be convened.  The members of the Board congratulated the Company’s management for the results obtained throughout the year of 2019.

(4) Analyzed the Management’s Proposal for the allocation of the results related to the year of 2019 and the dividend distribution by the Company, based on the material presented and on the Fiscal Council’s and the CAE’s favorable opinions, and approved its submission to the Company’s Annual and Extraordinary Shareholders’ Meeting, to be convened.

(5) Approved the technical study on the accounting of the deferred tax assets, Income Tax and Social Contribution on Net Income of the Company and its subsidiary, after EY’s opinion and the Fiscal Council’s and the CAE’s assessment, all in accordance with the material presented and on CVM’s instruction Nr. 371/2002.

(6) Acknowledged on the progress of the activities in the plan/schedule of the Company’s project regarding the Brazilian General Data Protection Law (LGPD), including possible adjustments to the established terms for the execution of each one of the indicated stages until the date of effectiveness of the referred law, which shall be in force as of August 2020.

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CONT. OF MINUTES OF THE BOARD OF DIRECTORS’ MEETING OF TIM PARTICIPAÇÕES S.A.

FEBRUARY 11th, 2020

(7) Mrs. Maria Antonietta Russo, Director of the Company's Human Resources & Organization area, presented the results of the Climate Survey 2019 carried out with the Company's employees.

CLOSING: With no further issues to discuss, the meeting was adjourned, and these minutes drafted as summary, read, approved and signed by all attendees Board Members: Messrs. Nicandro Durante, Carlo Filangieri, Carlo Nardello, Flavia Maria Bittencourt, Gesner José de Oliveira Filho, Herculano Aníbal Alves, Pietro Labriola and Sabrina Di Bartolomeo.

I herein certify that these minutes are the faithful copy of the original version duly recorded in the respective corporate book.

Rio de Janeiro (RJ), February 11th, 2020.

JAQUES HORN

Secretary

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 11, 2020	By:	/s/ Adrian Calaza

Name: Adrian Calaza
Title: Chief Financial Officer and Investor Relations Officer TIM Participações S.A.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.